WELCOME


MONROE BANCORP

KBW Community Bank
Investor Conference
August 1, 2007

Mark D. Bradford
President/CEO


MONROE BANCORP
NASDAQ Symbol: MROE

Forward-looking Statement

This release contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This release contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.



Monroe Bancorp
NASDAQ Symbol: MROE
Banking Center and Loan Production Office Locations
MI
OH
IL
KY
IN
Chicago
Fort Wayne
Lafayette
Muncie
Indianapolis
Cincinnati
Louisville
Frankfort
Lexington
Evansville
Bloomington
Bedford
Brownstown
Monroe
Lawrence
Jackson
Hendricks
Plainfield
Marion
Indianapolis
Speedway
Beech Grove
Greenwood
Franklin
Johnson
Morgan
Martinsville
Shelby
Shelbyville
Hamilton
Carmel
Fishers
Noblesville
Lawrence
Boone
Lebanon
Hancock
Greenfield
Anderson
Madison
Delaware
New Castle
Henry
Rush
Decatur
Greensburg
Columbus
Bartholomew
Brown
Jennings
Ripley
Seymour
Scott
Jefferson
Madison
Carroll
Washington
Martin
Daviess
Knox
Vincennes
Greene
Owen
Clay
Putnam
Parke
Montgomery
Crawfordsville
Vigo
Terre Haute
Clark
Edgar
Sullivan
Crawford


MONROE BANCORP
NASDAQ Symbol: MROE

Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 80% of Bank's business is in Monroe County
- 2006 Population – 122,613
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
  - Employees – 7,000
  - 2006/2007 Enrollment – 38,263




MONROE BANCORP

NASDAQ Symbol: MROE

Monroe Bancorp Profile

(Dollars in Thousands)

	12/31/05	12/31/06	06/30/07	Six Month % Increase
Bancorp Assets	$713,060	$ 748,193	$762,528	1.9%
Trust Assets	237,026	271,766	329,147	21.1
Investment Services Assets	168,770	157,433	164,745	4.6
Total	$1,118,856	$1,177,392	$1,256,420	6.7%

- **12 Banking Centers**
- **2 Loan Production Offices**
- **3 Retirement Community Locations**


MONROE BANCORP
NASDAQ Symbol: MROE

Total Return Performance

300
250
200
150
100
50
0
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Monroe Bancorp
Russell 2000
SNL $500M-$1B Bank Index


MONROE BANCORP
NASDAQ Symbol: MROE

Monroe Bancorp Stock

- June 30, 2007 Closing Price: $17.29
- Basic Earnings Per Share (LTM): $1.25
- Price Earnings Ratio (LTM): 13.83%
- Dividend Yield: 2.78%
- July 17, 2007 Press Release – Announced a 18.9% increase in earnings per share for the six months ended June 30, 2007. Earnings per share has been corrected via an 8-K amendment. This correction changes the earnings per share increase from 18.9% to 17.3%.


MONROE BANCORP

NASDAQ Symbol: MROE

Earnings Per Share

$1.10
$0.90
$0.70
$0.50
$0.30
$0.10
$0.91
$0.75
$1.01
$1.09
$1.15
$0.56
$0.66
2002
2003
2004
2005
2006
6/30/2006
6/30/2007

06/30/07 versus 06/30/06 – 17.3% increase


MONROE BANCORP

NASDAQ Symbol: MROE

Return on Average Equity

Period	Return on Average Equity
2002	14.32%
2003	11.18%
2004	14.44%
2005	14.93%
2006	14.59%
6/30/2006	14.55%
6/30/2007	16.09%


MONROE BANCORP
NASDAQ Symbol: MROE

Dividends Per Share

Period	Dividends Per Share
2002	$0.4364
2003	$0.4455
2004	$0.4727
2005	$0.4745
2006	$0.4800
6/30/2006	$0.2400
6/30/2007	$0.2400

$0.6000
$0.5000
$0.4000
$0.3000
$0.2000
$0.1000

18 Consecutive Years of Dividend Increases


MONROE BANCORP
NASDAQ Symbol: MROE

Total Loans (Dollars in Millions)

Period	Total Loans
2002	$391.3
2003	$424.5
2004	$477.1
2005	$525.5
2006	$559.5
6/30/2007	$564.0

Compound Annual Growth Rate – 8.46%


MONROE BANCORP

NASDAQ Symbol: MROE

Credit Quality

1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2002
2003
2004
2005
2006
6/30/2007
Allowance for loan losses as a % of ending loans
Non-performing loans as a % of ending loans/includes 90 days past due
Net charge-offs to average loans/annualized at 6/30/07


MONROE BANCORP
NASDAQ Symbol: MROE

Total Deposits (Dollars in Millions)

Year	Total Deposits
2002	$398.6
2003	$436.7
2004	$483.5
2005	$576.2
2006	$589.3
6/30/2007	$614.6

Compound Annual Growth Rate – 10.10%


MONROE BANCORP

NASDAQ Symbol: MROE

Tax-Equivalent Net Interest Income/Margin

(Dollars in Millions)


$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
4.10%
4.00%
3.90%
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
$19.29
$19.60
$20.19
$21.10
$23.30
$11.41
$11.92
2002
2003
2004
2005
2006
6/30/2006
6/30/2007
Tax-Equivalent Net Interest Income
Tax-Equivalent Net Interest Margin

Note that the "Net Interest Income / Net Interest Margin" section of the discussion is focused on tax-equivalent rates and margin. Municipal bond and municipal loan interest has been converted to a tax-equivalent rate using a federal tax rate of 34 percent. Management believes a discussion of the changes in tax-equivalent rates and margin is more relevant because it better explains changes in after-tax net income.


MONROE BANCORP
NASDAQ Symbol: MROE

Non-Interest Income (Dollars in Thousands)

$6,425
$7,755
$8,102
$9,140
$9,285
$10,016
10,000
8,000
6,000
4,000
2,000
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2002
2003
2004
2005
2006
06/30/07 Annualized
Deposit Charges
Trust Fees
Brokerage Commissions
Mortgage Fees
Debit Card Interchange
Other
% of Revenue


MONROE BANCORP
NASDAQ Symbol: MROE

Comparative Financial Performance

	MROE 2006	Peer (1) 2006	MROE 06/30/07
ROAA	1.04%	.82%	1.14%
ROAE	14.59%	9.20%	16.09%
NIM	3.42%	3.56%	3.44%
Efficiency	59.29%	66.30%	60.17%
Price/2007 EPS		14.60x	12.80x

(1) Midwest Public Banks with Assets Between $500M to $1.5B (SNL) – Median Values


MONROE BANCORP
NASDAQ Symbol: MROE

Keys to Company's Success

I. Financial Results
II. Geographic Expansion
III. Products – Digital Deposit
IV. Program – Prime Time
V. Customer Service/Community Involvement


Monroe Bancorp
NASDAQ Symbol: MROE

Geographic Expansion


MONROE BANCORP

NASDAQ Symbol: MROE

Expansion Plans

- Targeted Indianapolis Metropolitan Market
- 12th Largest City in the U.S.
- Metro Population of 1.6 million
- #10 on Forbes Top 100 Best Places for Business (2006)




Monroe Bancorp

NASDAQ Symbol: MROE

Expansion Plans

- 4.1% unemployment rate (April 2007)
- Major Employers
  - Eli Lilly and Company (14,000)
  - Community Health Network (8,800)
  - Clarian Health Partners (7,503)
  - Fed Ex (6,311)




MONROE BANCORP

NASDAQ Symbol: MROE

Expansion Plans

Home

of the 2007

Super Bowl Champions

&

Peyton Manning




MONROE BANCORP
NASDAQ Symbol: MROE

Hendricks County Full Service Retail Strategy

- 2006 Population 131,204
- Percent Change 1990 to 2000 37.5% - 2nd in State
- Median Household Income in 2004 $63,058 – 2nd in State
- Monroe Bank Deposit Market Share as of June 30, 2006 – 4.7% (10th)


Hamilton County
Hendricks County
Brownsburg
Avon
Plainfield
Carmel
Monroe County
Ellettsville
Bloomington
Indianapolis
Lawrence County
Bedford
Brownstown
Jackson County


MONROE BANCORP
NASDAQ Symbol: MROE

Hendricks County Full Service Retail Strategy

	Opening Date Limited Service Branch	Opening Date Full Service Branch
Brownsburg	May 2002	January 2006
Avon	September 2001	December 2007
Plainfield	October 2001	December 2007


MONROE BANCORP
NASDAQ Symbol: MROE

Brownsburg Banking Center

(Dollars in Thousands)

	12/31/05	06/30/07	% Change
Number of DDA's	114	554	386.0%
Average Balance of DDA's	$640	$1,494	133.4
Monthly Average Deposit Balance	$25,995	$44,816	72.4


MONROE BANCORP
NASDAQ Symbol: MROE

Future Expansion – Hendricks County

(Dollars in Thousands)

	06/30/07 Avon	06/30/07 Plainfield	06/30/07 Total
Number of DDA's	190	177	367
Average Balance of DDA's	$1,112	$508	$1,620
Monthly Average Deposit Balance	$17,967	$15,924	$33,891


MONROE BANCORP

NASDAQ Symbol: MROE

Indianapolis Metropolitan Area Loan Growth

(Dollars in Thousands)

2002	$32,959
2003	$57,714
2004	$77,837
2005	$109,081
2006	$146,122
6/30/2007	$152,011

Y-axis: $0, $20,000, $40,000, $60,000, $80,000, $100,000, $120,000, $140,000, $160,000, $180,000

Compound Annual Growth Rate – 35.76%


MONROE BANCORP
NASDAQ Symbol: MROE

Indianapolis Metropolitan Area Consolidation

- 11/3/06 – Sky Financial completes merger with Union Federal Bank
- 7/1/07 – Huntington Bancshares completes merger with Sky Financial
- 7/9/07 – First Indiana announced its intent to merge with Marshall & Ilsey


MONROE BANCORP
NASDAQ Symbol: MROE

Products – Digital Deposit


MONROE BANCORP
NASDAQ Symbol: MROE

Effective Use of Technology - Digital Deposit

- Most exciting product I have seen in my 16 years of banking
- Business customers take digital image of checks received
- Transmit online to bank
- Integrates easily into Accounts Receivable systems


MONROE BANCORP
NASDAQ Symbol: MROE

Advantages

- Faster funds availability
- Eliminates trips to the Bank
- Extends deposit window
- Reduced transportation/liability costs
- Faster notification when a check is NSF
- Fingertip access to more information


MONROE BANCORP
NASDAQ Symbol: MROE

Successful Launch

- Launched product in December 2006
- Hosted three demonstrations - 53 attendees
- Installed 31 machines for 41 customers
- Prospect list of 20 customers
- Processed 4,156 items in June 2007
- Future focus
  - **Non-Customers**
  - **Indianapolis Market**
  - **Consumer Application**


MONROE BANCORP
NASDAQ Symbol: MROE

Programs – Prime Time


MONROE BANCORP
NASDAQ Symbol: MROE

Prime Time

- Celebrating 18th anniversary in 2007
- Travel Club for customers 50 years or older
- Host numerous social and educational events
- Stayed with program through difficult times
  - September 11, 2001
  - Leadership turnover
  - Injuries in foreign countries


MONROE BANCORP
NASDAQ Symbol: MROE

Prime Time - Facts

- 3,781 households - 6,459 members
- $151.3 million of total deposits
- Prime Time event attendance in 2006 – 1,553
- Prime Time members attending - 732


MONROE BANCORP
NASDAQ Symbol: MROE

Prime Time (continued)



CALIFORNIA ZEPHYR TRIP
SEPTEMBER 15-22, 2006

- **Strong/stable leadership**
  - Bill Bennett - 10 years with Bank, 9 years with Prime Time
  - Sally Samuels - 8 years with Bank, 7 years with Prime Time
  - Stephanie Carnegie - 10 years with Bank 8 years with Prime Time


Monroe Bancorp
NASDAQ Symbol: MROE

Customer Service/ Community Involvement


MONROE BANCORP
NASDAQ Symbol: MROE

Low Cost/High Touch

Year	# Shops	Average Score
2002	**1,236**	**93.0%**
2003	**1,331**	**92.6%**
2004	**1,202**	**94.2%**
2005	**1,164**	**94.5%**
2006	**1,486**	**95.4%**
06/30/07	**856**	**95.1%**


MONROE BANCORP

NASDAQ Symbol: MROE

Give Back to the Community

- Over 8,600 volunteer hours recorded during the Fiscal year ended June 30, 2007
- Signature Event – Day of Caring. For 12 consecutive years all employees provided half day off to volunteer in force.




MONROE BANCORP
NASDAQ Symbol: MROE

Dominate Monroe County Market

(Dollars in Thousands)

	6/30/96	6/30/06
Monroe Bank		
Total Deposits	$225,593	$467,311
Market Share	21.8%	31.2%
Rank	Second	First
Bank One/Chase		
Total Deposits	$310,014	$281,600
Market Share	30.0%	18.8%
Rank	First	Second


MONROE BANCORP
NASDAQ Symbol: MROE

Efficiency Ratio

70%
60%
50%
40%
30%
20%
10%
0%
54.82%
56.98%
57.95%
58.01%
59.29%
60.17%
2002
2003
2004
2005
2006
6/30/2007


MONROE BANCORP
NASDAQ Symbol: MROE

Summary

I. Financial Results
II. Geographic Expansion
III. Products – Digital Deposit
IV. Program – Prime Time
V. Customer Service/Community Involvement